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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-14745

Sun Bancorp, Inc.

(Exact name of registrant as specified in its charter)

115 North 15th Street
Lewisburg, PA 17837
(570) 523-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Omega Financial Corporation (successor by merger to Sun Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Donita Koval
	Name:	Donita Koval
	Title:	Executive Vice President and Chief Operating Officer

Date: October 1, 2004

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.